UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                A+ Network, Inc.
                                (Name of Issuer)

                      Common Stock, .01 par value per share
                         (Title of Class of Securities)

                                    002033108
                                 (CUSIP Number)


                              Steven M. Peck, Esq.

 Hutchins, Wheeler & Dittmar, 101 Federal Street, Boston, MA 02110
                                (617) 951-6600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 25, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 14 Pages
                        Exhibit Index Appears on Page 14

                                  SCHEDULE 13D

CUSIP No. 002033108                            Page   2  of    14  Pages
          ---------                                ----     ------

1.   NAME OF REPORTING PERSON - Gregory M. Avis

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [   ]
                                                         (b) [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                             [   ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

                                                  7.    SOLE VOTING POWER
                                                             0
NUMBER OF
SHARES                                            8.    SHARED VOTING POWER
BENEFICIALLY                                              391,573
OWNED BY
EACH                                              9.    SOLE DISPOSITIVE POWER
REPORTING                                                    0
PERSON WITH
                                                 10.    SHARED DISPOSITIVE POWER
                                                          391,573


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     391,573

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                              [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.82%

14.  TYPE OF REPORTING PERSON

     IN

Item 1.     Security and Issuer.
     The name of the issuer is A+ Network, Inc. (the "Issuer"). The Issuer is organized under the laws of Tennessee and its principal executive offices are located at 2416 Hillsboro Road, Nashville, TN 37212. The equity securities to which this statement relates are shares of common stock, par value $.01 per share, of the Issuer (the "Common Stock").
     (a) The Reporting Person is Gregory M. Avis. This Schedule 13D also makes reference to E. Roe Stamps, IV, Stephen G. Woodsum, Gregory M. Avis, Martin J. Mannion, John A. Genest, Ernest K. Jacquet, Bruce R. Evans, Walter G. Kortschak and Thomas S. Roberts, (collectively with the Reporting Person, the "Natural Reporting Persons"), and Summit Ventures III, L.P., a Delaware limited partnership ("Ventures III"), Summit Partners III, L.P., a Delaware limited partnership ("Partners III"), Stamps, Woodsum & Co. III, a Delaware partnership ("Stamps, Woodsum & Co. III"), and Summit Investors II, L.P., a Delaware limited partnership ("Investors") (collectively, the "Summit Entities" and, together with the Natural Reporting Persons the "Reporting Persons").
     (b) The address for the principal office and the principal business of the Summit Entities is 600 Atlantic Avenue, Suite 2800, Boston, MA 02110. The principal business address for each of the Natural Reporting Persons is also 600 Atlantic Avenue, Suite 2800, Boston, MA 02110.
     (c) The principal business of Ventures III and Investors is to invest in, hold, vote and sell securities. The principal occupation of each of the Natural Reporting Persons is to assist the Summit Entities with respect to investment decisions. The principal business of Partners III is to act as the general partner of Ventures III. The principal business of Stamps, Woodsum & Co. III is to act as the general partner of Partners III.

     (d) In the  past  five  years,  none of the  Reporting  Persons  have  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). This information is true to the best knowledge of the Summit Entities and the Natural Reporting Persons.
     (e) In the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a finding that they violated any federal or state securities laws, or were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to any federal or state securities laws. This information is true to the best knowledge of the Summit Entities, and the Natural Reporting Persons.
     (f) The place of organization of each of the Reporting Persons is set forth on Row 6 of the respective Reporting Person's cover page and incorporated herein by reference.
Item 3.     Source and Amount of Funds or Other Consideration.
     Not Applicable.
Item 4.     Purpose of Transaction.
     See Item 6.
Item 5.     Interest in Securities of the Issuer.
     (a) As of July 1, 1996, Ventures III is the record owner of 386,638 shares of Common Stock and Investors is the record owner of 4,935 shares of Common Stock. (The shares of Common Stock held of record by Ventures III and Investors are referred to herein collectively as the "Record Shares"). By virtue of the affiliate relationships among the Summit Entities, each Summit Entity may be deemed to own beneficially all of the Record Shares. Hence, each Summit Entity may be deemed to own beneficially 391,573 shares of Common Stock. In its capacity as general partner of Ventures III, Partners III, may be deemed to own beneficially 386,638 shares of Common Stock. In its capacity as general partner of Partners III, Stamps,
Woodsum & Co. III, may be deemed to own beneficially 386,638 shares of Common Stock. In their capacities as individual general partners of Stamps, Woodsum & Co. III, each of Messrs. Stamps, Woodsum, Jacquet, Mannion, Genest, Avis, Evans, Kortschak and Roberts may be deemed to own beneficially 386,638 shares of Common Stock. In their capacities as individual general partners of Investors, each of Messrs. Stamps, Woodsum, Jacquet, Evans, Avis, Mannion, Genest, Kortschak and Roberts may be deemed to own beneficially 4,935 shares of Common Stock. The Reporting Persons together could be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Act and the rules and regulations promulgated thereunder as a consequence of certain provisions of the Shareholders Agreement (as defined in Item 6). If characterized as a "group," each Reporting Person could be deemed to own all of the Stockholders Agreement. Without giving effect to any such possible characterization as a group resulting from Investors and Ventures III being parties to the Stockholders Agreement, if each Reporting Person were deemed to be the beneficial owner of all the Record Shares, the Reporting Persons as of the date hereof may, as a result of the Act and the rules and regulations promulgated thereunder, be deemed to beneficially own the amount of outstanding shares of Common Stock of the Company indicated in the table below:
            Percent of Class:
                         Summit Ventures III, L.P.:      3.82%
                         Summit Partners III, L.P.:      3.82%
                         Stamps, Woodsum & Co. III:      3.82%
                         Summit Investors II, L.P.:      3.82%
                         E. Roe Stamps, IV:              3.82%
                         Stephen G. Woodsum:             3.82%
                         Gregory M. Avis:                3.82%
                         Martin J. Mannion:              3.82%
                         John A. Genest:                 3.82%
                         Ernest K. Jacquet:              3.82%
                         Bruce R. Evans:                 3.82%
                         Walter G. Kortschak:            3.82%
                         Thomas S. Roberts:              3.82%

                The foregoing percentages are calculated based on the 10,263,255 shares of Common Stock reported to be outstanding by materials provided by the transfer agent of the Issuer and counsel to the Issuer. Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except in the case of Ventures III for the 386,638 shares which it holds of record and in the case of Investors, for the 4,935 shares which it holds of record.
(b)      Number of shares as to which such person has:
 (i)        sole power to vote or to direct the vote:

     0 shares for each of the Summit Entities and the Individual Reporting
                                  Persons


(ii)        shared power to vote or to direct the vote:

                         Summit Ventures III, L.P.: 391,573 shares Summit Partners III, L.P.: 391,573 shares Stamps, Woodsum & Co. III: 391,573 shares Summit Investors II, L.P.: 391,573 shares
                         E. Roe Stamps, IV:              391,573 shares
                         Stephen G. Woodsum:             391,573 shares
                         Gregory M. Avis:                391,573 shares
                         Martin J. Mannion:              391,573 shares
                         John A. Genest:                 391,573 shares
                         Ernest K. Jacquet:              391,573 shares
                         Bruce R. Evans:                 391,573 shares
                         Walter G. Kortschak:            391,573 shares
                         Thomas S. Roberts:              391,573 shares

 (iii)        sole power to dispose or direct the disposition of:

    0 shares for each of the Summit Entities and the Individual Reporting
                                  Persons

  (iv)        shared power to dispose or direct the disposition of:

                         Summit Ventures III, L.P.: 391,573 shares Summit Partners III, L.P.: 391,573 shares Stamps, Woodsum & Co. III: 391,573 shares Summit Investors II, L.P.: 391,573 shares
                         E. Roe Stamps, IV:              391,573 shares

                         Stephen G. Woodsum:             391,573 shares
                         Gregory M. Avis:                391,573 shares
                         Martin J. Mannion:              391,573 shares
                         John A. Genest:                 391,573 shares
                         Ernest K. Jacquet:              391,573 shares
                         Bruce R. Evans:                 391,573 shares
                         Walter G. Kortschak:            391,573 shares
                         Thomas S. Roberts:              391,573 shares

                Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except in the case of Ventures III and Investors for the 386,638 and 4,935 shares, respectively, which they hold of record.
                (c)      Not applicable.
                (d)      Not applicable.
                (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                Each of Ventures III and Investors is a party to the A+ Shareholders' Option and Sales Agreement, dated as of May 16, 1996 (the "Shareholders Agreement"), by and among Metrocall, Inc. a Delaware corporation ("Metrocall"), and Ray D. Russenberger, Brownlee O. Currey, Jr., Charles A. Emling III, Irby C. Simpkins, Jr., Elliott H. Singer, Investors and Summit Ventures III (the "Principal Shareholders"). The Shareholders Agreement grants Metrocall certain rights with respect to the Common Stock owned by each Principal Shareholder and the related Rights (the "Owned Shares"). The Owned
Shares subject to the Shareholders Agreement aggregate 5,525,543 shares of voting common stock, representing approximately 53.8% of the Shares outstanding on May 16, 1996. All of Investors' and Ventures III's Owned Shares are subject to the Shareholders Agreement. The principal terms of the Shareholders Agreement are as follows:

               Sale  of  Shares.  The  Shareholders  Agreement  provides  that, subject to and conditioned upon the consummation of the Offer, each of the Principal Shareholders will sell to Metrocall a number of Shares equal to 40% of each of their Owned Shares (the "Cash Purchase Shares") for a cash purchase price of $21.10 per Share, or such higher price as shall be paid for Shares tendered pursuant to the Offer. The Cash Purchase Shares constitute 2,210,217 shares or approximately 21.5% of the outstanding Shares as of May 16, 1996. On June 25, 1996, Metrocall purchased the Cash Purchase Shares pursuant to the terms of the Shareholders Agreement.
                Voting  Agreement  and  Proxy.   Pursuant  to  the  Shareholders
Agreement, each Principal Shareholder agreed during the term of the Shareholders Agreement to vote in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of May 16, 1996, between Metrocall and the Company (the "Merger Agreement"), and against (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Company or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries or the issuance of any securities of the Company or any subsidiary or (iii) any change in the Board of Directors of the Company. The Agreement also irrevocably appoints Metrocall or its officers as each Principal Shareholder's proxy during the Option Period to vote all Owned Shares (other than Shares purchased by Metrocall) as specified above. The Proxy is exercisable only during the Option Period (defined below).
                The  Principal   Shareholders  also  granted  Metrocall  certian
options to purchase Shares, each subject to a separate act of conditions.
                Scenario I Option. Pursuant to the Shareholders Agreement,  each
Principal Shareholder granted Metrocall an irrevocable option (the "Scenario I Option" ) to purchase all, but not less than all, of the Owned Shares other than the Cash Purchase Shares previously purchase by Metrocall and certain Owned Shares of Mr. Russenberger (the "Scenario I Option Shares") which are subject to previous options in favor of certain employees of the Company (the "RR Option Shares").
                The Scenario I Option may be  exercised  by Metrocall  following satisfaction of the Exercise Conditions (defined below) for a period commencing upon the later to occur of (i) 61 days after Metrocall has delivered the Evidence of Financing (as defined below) and (ii) the receipt by Metrocall of a Regulatory Order from the FCC and ending on the earlier of six months after the closing of the purchase by Metrocall of the Cash Purchase Shares or the termination of the Shareholders Agreement in accordance with its terms (the "Option Period"). Should Metrocall elect to exercise the Scenario I Option, Metrocall will be obligated to furnish to the Company evidence of financing (the "Evidence of Financing") enabling it to finance the offer to repurchase the Company's 11 7/8% Senior Subordinated Notes in accordance with the terms of the Change In Control provisions of the Indenture issued by the FCC with respect to the FCC licenses of the Company (as defined in the Merger Agreement) as to which
(i) no request for stay by the FCC of the action or order is pending, no such stay is in effect, and, if any deadline for filing any such request is designated by statute or regulation, it has passed; and (ii) with respect to an action taken or order issued by the FCC granting consents to the Merger, such consent shall be without material adverse conditions, other than conditions that have been agreed to by the Company and Metrocall or that are routine conditions with respect to transfers of this nature.
                The  Exercise  Conditions,  each  of  which  is  required  to be satisfied prior to the exercise of the Scenario I Option, are: (i) the occurrence of the closing of the purchase by Metrocall of the Cash Purchase Shares; (ii) the valid approval and adoption of the Merger Agreement by the shareholders of Metrocall; and (iii) the absence of any material breach by Metrocall of its obligations and agreements in the Merger Agreement.
                Scenario II Transactions.  The Shareholders  Agreement  provides that Metrocall shall purchase the Adjusted Owned Shares (as defined below) upon the occurrence of a Scenario II Trigger Event. A Scenario II Trigger Event shall have occurred if (i) prior to expiration of the tender offer called for by the Merger Agreement (the "Offer"), the Company receives an acquisition proposal (a proposal relating to a possible acquisition of the Company by merger or purchase of assets, or tender offer for more than 5% of if the Shares) or the proposal to adopt the Merger Agreement shall not have been adopted by the shareholders of the Company and all Shares owned by Metrocall are voted in favor of the proposal, (ii) the Offer expires in accordance with its terms without any Shares accepted for payment in circumstances in which all conditions to the Offer other than the Minimum Condition (as defined in the Merger Agreement) or a condition relating to an injunction enjoining the Merger shall have been satisfied, and
(iii) within two business days after the expiration of the Offer, Metrocall gives notice to the Company and Principal Shareholders of its election not to terminate the Merger Agreement in accordance with its terms based on (i) the failure of the shareholders of the Company to approve the proposal to adopt the Merger Agreement, (ii) the withdrawal by the Company's board of directors of its approval of the Merger Agreement or their failure to recommend against another acquisition proposal or (iii) the execution of an agreement in principle relating to another acquisition proposal or other business combination with a person other than Metrocall.
                The  "Adjusted  Owned  Shares"  is such  number  of  Shares,  as determined by Metrocall, that in the aggregate is greater than 40%, but does not exceed 49.9% (or such lesser percentage as may be required by applicable law), of the issued and outstanding Shares on the date of calculation. The RR Option Shares will be disregarded for purposes of calculating the Adjusted Owned Shares.
                Scenario II Option.  Subject to the Closing of the sale of the
Adjusted Owned Shares, Metrocall is obligated under the Shareholders Agreement to use its reasonable best efforts to commence a new tender offer, to the extent permitted by applicable law, including the receipt of requisite FCC regulatory approvals, pursuant to which Metrocall shall offer to purchase no less than the number of shares constituting the Minimum Condition for the Offer at a price no less than the highest price offered in the Offer ("Scenario II Tender Offer"). In such event, and subject to and conditioned upon the purchase of Shares pursuant to the Scenario II Tender Offer, Metrocall has an exclusive and irrevocable option during the Option Period, to purchase all, but not less than all, of the Owned Shares other than Adjusted Owned Shares previously purchased by Metrocall and the RR Option Shares (the "Scenario II Option Shares"), which option (the "Scenario II Option") shall have the same terms and conditions (other than the number of shares to be purchased) as the Scenario I Option.
                Scenario II Mandatory Share Purchase.  Subject to the Closing of
the sale of the Adjusted Owned Shares, in the event that a Scenario II Tender Offer expires without Metrocall purchasing any shares, the Shareholders Agreement obligates Metrocall to use its reasonable best efforts to acquire as soon as practicable the remainder of the Scenario II Option Shares. In such event, Metrocall shall have an exclusive and irrevocable option during the Option Period ("Mandatory Option") to purchase all, but not less than all, of the remainder of the Scenario II Option Shares and Metrocall shall be required to exercise such option as promptly as possible. Metrocall is also prohibited from affecting the Merger unless prior to the Effective Time, Metrocall shall have exercised the Mandatory Option, which shall have the same terms and conditions (other than the number of shares to be purchased) as the Scenario I Option.
                Termination.   The  Shareholders  Agreement  terminates  on  the
earlier of (i) the expiration of the Option Period, (ii) the purchase by Metrocall of all Owned Shares (other than the RR Option Shares) pursuant to Shareholders Agreement, (iii) the agreement of the parties to the Shareholders Agreement to terminate the Shareholders Agreement, (iv) consummation of the

Merger, (v) two business days after termination or expiration of the Offer without the purchase of any Shares pursuant thereto unless Metrocall shall have purchased shares following a Scenario II Trigger Event in accordance with the Shareholders Agreement, and (vi) termination of the Merger Agreement pursuant to its terms, and in any event the Shareholders Agreement shall terminate on March 16, 1997.
                Metrocall, Inc. is a provider of paging and related services and has its principal executive offices at 6677 Richmond Highway, Alexandria, Virginia 22306.
                Except as described in the immediately preceding paragraphs, there are no contracts, agreements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, diversion of profits or loss, or the giving or withholding of proxies.

Item 7.         Material to be Filed as Exhibits.
                Exhibit 1 A+ Stockholders' Option and Sale Agreement by and among Metrocall, Inc. and certain shareholders of A+ Network, Inc. (incorporated by reference to
                             Exhibit 4 of Schedule 14D-9 filed by A+ Networks, Inc. on or about May 22, 1996).
                Exhibit 2    Powers of Attorney (previously filed).

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: July 2, 1996                       *
                                  ----------------
                                  Gregory M. Avis




Dated:  July 2, 1996             *By:  /s/ John A. Genest
                                 --------------------
                                 John A. Genest,
                                 Attorney-in-fact


* Pursuant to Powers of Attorney, copies of which are attached hereto as Exhibit 2.





                         Exhibit                                     Page

Exhibit 1            A+Stockholders' Option and Sale Agreement
- ---------
                     by and among Metrocall, Inc. and certain shareholders of A+ Network, Inc. (incorporated by reference to Exhibit 4 of Schedule 14D-9 filed by A+ Network, Inc. on or about May 22, 1996).

Exhibit 2            Powers of Attorney (previously filed).
- ---------